Item 77I DWS RREEF Global Real Estate Securities
Fund (a series of DWS Securities Trust)
Effective February 27, 2012, Class M shares of DWS
RREEF Global Real Estate Securities Fund converted into Class S shares of the Fund. Class M shares became operational on February 28, 2011, and were exclusively offered in connection with the merger of DWS RREEF
World Real Estate Fund, Inc. (closed-end fund) into
DWS RREEF Global Real Estate Securities Fund (open-end fund).